October 23, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Rancher Energy Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 10, 2007
File No. 333-141086

Form 10-K/A-3 for the fiscal year ended March 31, 2007
Filed October 10, 2007
File No. 0-51425

Dear Mr. Schwall:

On behalf of Rancher Energy Corp. (“We” or the “Company”), this letter responds to the Staff’s comment in the Staff’s letter dated October 22, 2007. Concurrent with this letter, we are filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement Amendment”).

Form S-1 filed October 10, 2007

1.
Please include updated disclosure in your next amendment to discuss the results of the financing you expect to close in the next several days. We note that you have negative cash flow from operating activities and a substantial working capital deficiency. We may have additional comments.

Response: The Registration Statement Amendment reflects the closing of our financing that resulted in net proceeds to us of over $11.1 million. The terms of the financing are disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources - Short-Term Financing.

Mr. H. Roger Schwall
October 23, 2007

We are providing the Staff with marked copies of the Registration Statement Amendment. Thank you for your courtesies in reviewing the Registration Statement Amendment as promptly as practicable so that we can proceed with a request for acceleration.

Very truly yours, /s/ John Works John Works President & Chief Executive Officer